

February 15, 2011

VIA U.S. MAIL

John E. Crisp
Chairman, President and Chief Executive Officer
Forbes Energy Services Ltd.
3000 South Business Highway 281
Alice, Texas 78332

> **Re:** **Forbes Energy Services Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 25, 2011**
> **File No. 333-170741**
> **Form 10-K for Fiscal Year Ended December 31, 2010, as amended**
> **Filed January 24, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010, as amended**
> **Filed January 24, 2011, 2010**
> **File No. 333-150853-04**

Dear Mr. Crisp:

We have reviewed your filings and letter dated January 24, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information and by amending your other public filings, providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   We note your response to comment 3 in our letter dated December 17, 2010. It appears that you have revised your Exchange Act reports only in respect of comments 51 and 52 in our letter dated December 17, 2010. With respect to our comments on your registration statement, please tell us why you did not make conforming changes to your Exchange Act reports.

2.   We note your response to comment 7 in our letter dated December 17, 2010. Please confirm the following:

- that, after Forbes Texas is created, that entity will file, as soon as practicable, a post-effective amendment to this registration statement expressly adopting the registration statement as its own registration statement for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with, or resulting from, the Conversion or necessary to keep the registration statement from being misleading in any material respect; and

- that any such post-effective amendment will include all required signatures, including, without limitation, the signatures of the principal executive officer, principal financial officer, controller or principal accounting officer and a majority of the directors of Forbes Texas**.**

3.   We note your response to comment 41 in our letter dated December 17, 2010. It appears that you intend to rely on the prior Exchange Act reporting history of Forbes Bermuda for the purposes of Rule 144. Please provide a detailed analysis, citing all relevant legal support, for the position that Forbes Bermuda's reporting history may be taken into account when determining Forbes Texas's compliance with the current public information requirements of Rule 144 under the Securities Act. Please also address in your response whether you intend to rely on the Exchange Act reporting history, or outstanding registration statements, of Forbes Bermuda for the purposes of any other securities laws, related rules or registration statements. If applicable, your response should provide an analysis of your basis for relying on such reporting history or outstanding registration statements.   For example, and without limitation, please see no-action requests submitted by other registrants that have conducted transactions involving a change of domicile, including succession transactions where no security holder approval was sought.   In that regard, we note your response to comment 10 in our letter dated December 17, 2010 that you intend to file a separate registration statement on Form S-8.

4.   We note your response to comment 9 in our letter dated December 17, 2010 that you intend to rely on Section 3(a)(9) in respect of your preferred stock because the transaction contemplates an exchange by the issuer with its existing security holders. However, it does not appear that for the purposes of Section 3(a)(9), Forbes Bermuda and Forbes Texas are the same issuer. As a result, it appears that you need to register the issuance of shares of preferred stock of Forbes Texas in exchange for preference shares of Forbes Bermuda in connection with the Conversion.

Prospectus Cover Page

5.   We note your disclosure that you have received conditional approval from the Toronto Stock Exchange to trade the common stock of Forbes Texas under the same symbol after the Conversion. Please revise your filing to disclose the conditions for such approval.

Summary, page 1

Summary of the Conversion, page 6

6.   We note your response to comment 19 in our letter dated December 17, 2010 that you have provided a brief summary of "certain" differences between the governing corporate law and organizational documents for Forbes Bermuda and Forbes Texas as they relate to the rights of your shareholders. Please ensure that you provide a brief description of all material differences. For example, and without limitation, we note the differences in the requirements for notice of shareholder meetings.

Risk Factors, page 10

The dividend, liquidation and redemption rights…, page 10

7.   We note your disclosure at page 10 that you have not paid the dividend on the Series B Preferred Stock as a result of the position of the Toronto Stock Exchange. With a view toward disclosure, please tell us why you have not paid such dividends in cash.

Holders of the Series B Preferred Stock have certain voting rights…, page 10

8.   We note your disclosure with respect to the risk that the holders of the Series B Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of common stock into which the Series B Preferred Stock held by such holders are then convertible. Please revise your filing to quantify this voting power.

Management, page 59

Nominating and Voting Agreement, page 62

9.   We note your response to comment 36 in our letter dated December 17, 2010, and reissue such comment. In that regard, we note that Section 2 of the nominating and voting agreement provides that if the holders are unable to mutually agree upon whom shall be the board designees, the holders agree to use good-faith best efforts to nominate John Crisp, Charles Forbes and Janet Forbes as the board designees. In addition, we note your revised disclosure that the nominating and voting agreement applies to the Founders as owners of common shares following the conversion of the Class B shares into common shares. Please clarify, if true, that these shares were previously converted by the Founders.

Executive Compensation, page 65

10.   Please provide compensation information for your fiscal year ended December 31, 2010.

Review, Approval or Ratification of Transactions with Related Persons, page 80

11.   We note your disclosure that it is your informal policy to have your board of directors review and approve or ratify certain significant related party transactions, and that your board has approved or ratified the transactions disclosed in your registration statement. With a view toward disclosure, please tell us whether any interested directors are involved in such approval or ratification.

United States Federal Income Tax Consequences, page 98

12.   Please revise your filing to disclose the material federal income tax consequences of the conversion for the registrant, including with respect to the conversion itself and with respect to being a Texas company instead of a Bermuda company. In addition, please revise your filing to disclose the material U.S. federal income tax consequences of owning shares in Forbes Texas. See Item 4(a)(6) of Form S-4.

Consolidated / Combined Financial Statements

13.   Please update your financial statements and related information. See Rule 3-12 of Regulation S-X.

Notes to Consolidated / Combined Financial Statements

Organization and Nature of Operations and Going Concern, page F-7

Nature of Business, page F-7

14.   We have reviewed your response to prior comment 43, in which you clarify the operating subsidiaries, CCF, TES and STT, were not held under common control prior to the Delaware reorganization. However, your response states CCF, TES and STT were held in varying percentages by substantially the same individuals. Please provide us with the ownership percentages held by each individual in these operating entities prior to the Delaware reorganization and explain any related impact on your accounting for this transaction.

15.   Your response to prior comment 44 states that because these entities were not held under common control, the acquisition of CCF, TES and STT was accounted for as a business combination. You further state that you have concluded CCF to be the accounting acquirer using the guidance of FASB ASC 805-10-25-5. To further our understanding of this conclusion, please provide us with a detailed analysis of the applicable accounting literature and describe the relationship between the entities involved in the Delaware reorganization in sufficient detail to explain the judgments made in determining that CCF is the accounting acquirer.

Exhibits and Financial Statement Schedules, page II-2

16.   We note your response to comment 48 in our letter dated December 17, 2010 that you do not believe that the Conversion will have material tax consequences to your shareholders. However, we also note your disclosure that you believe that the Conversion will constitute a tax-free reorganization, and we note your disclosure regarding the resulting tax effects for holders. It appears that such tax effects may be material to an investor. Please obtain and file an opinion regarding tax matters pursuant to Item 601(b)(8) of Regulation S-K. Please note that such tax opinion should also address all other material tax consequences that are described in your filing, as amended.

Undertakings, page II-3

17.   We note your response to comment 49 in our letter dated December 17, 2010. Please revise your filing to provide the undertaking required by Item 512(a)(3) of Regulation S-K.

Exhibit 5.1

18.   We note your response to comment 50 in our letter dated December 17, 2010 that in order to obtain a Texas law opinion regarding the Texas conversion, it is necessary to make certain assumptions regarding Bermuda law and the company's existence and authorization under Bermuda law. Please obtain and file a separate legality opinion from Bermuda counsel opining on the Bermuda law assumptions. Such opinion should address assumptions (1)-(3) and (5) of the Texas opinion.

19.   Please obtain and file a revised legality opinion that also addresses (i) the legality of the shares of common stock that may be issued upon conversion of the Series B Senior Convertible Preferred Stock and (ii) whether the rights and other relevant securities will be duly authorized.

Form 10-Q/A for Fiscal Quarter Ended September 30, 2010

General

20.   We note that you filed an abbreviated Form 10-Q/A in response to our prior comment 51. Please note that a full amendment must be filed in connection with revisions to correct deficiencies in Section 906 certifications furnished with Exchange Act filings.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Buskirk at (202) 551-3717 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Clyde Parker, Jr., Esq.
        Winstead PC
        (281) 681-5901 (fax)